EX-99.77J REVALUATN

Exhibit 77(j)(b) – Restatement of Capital Accounts

For the year ended September 30, 2009, the Chase Funds made the following permanent tax adjustments on the statement of assets and liabilities:

	Undistributed	Accumulated Net
	Net Investment	Realized
	Income/(Loss)	Gain/(Loss)	Paid-in Capital
Growth Fund	$106,804	$25,239,416	$(25,346,220)
Mid-Cap Fund	198,943	—	(198,943)

The reclassifications have no effect on net assets or net asset value per share.